                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2009
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       FORM 20-F [X]   FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                             YES [_]   NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on August 27, 2009.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

Dated: August 27, 2009

                                               By: /s/ Ety Sabach
                                               -----------------------
                                               Ety Sabach
                                               Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

           G. WILLI-FOOD REPORTS NET INCOME OF NIS 5.3 MILLION FOR THE
         SECOND QUARTER OF 2009 COMPARED TO NET LOSS OF NIS 2.0 MILLION
                         FOR THE SECOND QUARTER OF 2008

             G. WILLI-FOOD ANTICIPATES 2009 SECOND HALF PROFITS AND
               PROFIT MARGINS TO BE BETTER THAN IN THE COMPARABLE
                  PERIOD IN 2008 AND IN THE FIRST HALF OF 2009

YAVNE, ISRAEL - AUGUST 27, 2009 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the second quarter and for first six months ended June 30, 2009.

SECOND QUARTER FISCAL 2009 SUMMARY

     o    6.0% increase in sales over second quarter of 2008

     o    6.6% increase in gross profit over second quarter of 2008

     o    21.3% gross margin in second quarter of 2009 compared with 21.2% gross margin in second quarter of 2008

     o    Operating income of NIS 6.2 million compared to operating expense of
          NIS 1.4 million in second quarter 2008

     o    Income before taxes on income of NIS 6.5 million compared to expense before taxes on income of NIS 1.1 million in second quarter 2008

     o    Income after taxes on income of NIS 5.3 million compared to loss after taxes on income of NIS 1.4 million in second quarter 2008

     o    Net income related to Company Shareholders of NIS 5.3 million compared to net loss related to Company Shareholders of NIS 2.0 million in second quarter 2008

Willi-Food's operating divisions include Willi-Food in Israel, wholly owned Gold
Frost - a designer, developer and distributor of branded kosher dairy food products, the Company's global kosher trade and export joint venture with the
Baron family, and Shamir Salads - an Israeli distributor and manufacturer of
Mediterranean style salads. As previously reported by the Company on July 27,
2009, the Company now holds 100% of the shares of Gold Frost following completion of its tender offer for Gold Frost shares, and Gold Frost also sold of its 51% interest in the Danish dairy distributor.

Revenues for the second quarter of 2009 increased by 6.0% to NIS 83.8 million
(US$ 21.4 million) compared to revenues of NIS 79.0 million (US$ 20.2 million)
in the second quarter of 2008. The Company achieved this increase despite the cessation of the operations of Laish Israeli - the Company's U.S. subsidiary during July 2008, as reported by the Company on July 14, 2008. The increase was mainly due to expanded product lines that the Company had launched and increasing sales of existing products to new and existing customers.

Gross profit for the second quarter of 2009 increased by 6.6% to NIS 17.9 million (US$ 4.6 million) compared to gross profit of NIS 16.8 million (US$ 4.3 million) in the second quarter of 2008. Second quarter gross margin was 21.3%
compared to gross margin of 21.2% for the same period in 2008.

Since the beginning of the recent recession, the Company has identified pressures in the market to lower prices and a movement of consumers to lower priced products; the Company prepared for this from the beginning of 2009. Due to the Company's lower price products for which the Company believes demand has grown, the Company's expectations have grown for increased sales and improved profits.

The Company anticipates 2009 second half profits and profit margins to be better than in the comparable period in 2008 and in the first half of 2009 for a number of reasons. First, the Company has been successful in adjusting the selling prices of its products to consumers in accordance with product prices of the
Company's suppliers, which has enabled the Company to increase its gross profits margins. Second, during the last five months, the U.S. dollar has depreciated against the New Israeli Shekel by approximately 10%, which has lowered the product purchase prices that the Company pay in NIS to its suppliers.

Willi-Food's operating income for the second quarter of 2009 was NIS 6.2 million
(US$ 1.6 million) compared to operating expenses of NIS 1.4 million (US$ 0.4 million) reported in the comparable quarter of last year. Selling expenses as a percentage of revenues decreased in the second quarter of 2009 to 8.9% compared to 10.7% in the second quarter of 2008. General and administrative expenses as a percentage of revenue decreased in the second quarter of 2009 to 6.5% from 9.8%
in the second quarter of 2008. Part of the decrease in selling and general and administrative expenses was attributed to the actions taken by the Company's management during the first quarter of 2009 to reduce the Company's expenses.

Willi-Food's income before taxes for the second quarter of 2009 was NIS 6.5 million (US$ 1.7 million) compared to loss before taxes of NIS 1.1 million (US$
0.3 million) recorded in the second quarter of 2008. Willi-Food's net income in the second quarter of 2009 was NIS 5.3 million (US$ 1.4 million) compared to net loss of NIS 1.4 million (US$ 0.4 million) recorded in the second quarter of
2008. Willi- Food's net income related to Company Shareholders in the second quarter of 2009 was NIS 5.3 million (US$ 1.4 million), or NIS 0.52 (US$ 0.13)
per share compared to net loss related to Company Shareholders of NIS 2.0 million (US$ 0.5 million), or NIS 0.19 (US$ 0.05) per share, recorded in the second quarter of 2008.

Willi-Food ended the quarter with $27.4 million in cash and securities and $4.2 million in short-term debt.

SIX-MONTH RESULTS

Willi-Food's revenues for the six-month period ended June 30, 2009 decreased by
3.3% to NIS 179.3 million (US$ 45.8 million) compared to revenues of NIS 185.5 million (US$ 47.3 million) in the first half of 2008. Gross profit for the period decreased 15.3% to NIS 39.7 million (US$ 10.1 million) compared to gross profit of NIS 46.8 million (US$ 11.9 million) for the six month period in 2008.
2009 first half gross margins were 22.1% compared to gross margins of 25.2% in the same period in 2008.

Operating income for the first half of 2009 increased by 9.5% to NIS 14.7 million (US$ 3.7 million) from NIS 13.4 million (US$ 3.4 million) reported in the comparable period of last year. First half 2009 income before taxes was NIS
15.0 million (US$ 3.8 million) compared to NIS 12.0 million (US$ 3.1 million)
recorded in the first half of 2008. Net income related to Company Shareholders for the first half of 2009 increased by 73.9% to NIS 11.5 million (US$ 2.9 million), or NIS 1.12 (US$ 0.29) per share compared to net income related to
Company Shareholders for the first half of 2008 of NIS 6.6 million (US$ 1.7 million), or NIS 0.64 (US$ 0.16) per share.

OUTLOOK

Mr. Zwi Williger, President and COO of Willi-Food commented, "We are very pleased with our strong second quarter 2009 results in the current challenging environment. We have been able to grow revenues, despite the closing of Laish in
July 2008, through successfully launching new items into our product line, as well as increasing sales of existing products to new and existing customers, and we were able to contain costs to an acceptable degree despite the immediate challenges. We have seen strong market response to our expanded product lines.
We expect to launch additional new product lines in the second half of 2009, and we continue to develop new innovations food products."

"Willi-Food achieved net income related to Company Shareholders of NIS 5.3 million in the second quarter of 2009 - margin of 6.4% of revenues. The net income related to Company Shareholders without the effect of our subsidiaries -
Shamir salads and Baron joint venture, that together achieved net loss of NIS
0.85 million in 2009 second quarter, would have been higher. Our strong financial results for the second quarter of 2009 demonstrate Willi-Food's ability to capitalize on what we believe to be the growing interest of consumers in the kosher market. We are able to differentiate our company through our success at becoming a high margin business in a low margin industry. We are pleased to consistently deliver significantly higher margins than those generated by most other companies in our industry."

"We analyzed the recession that began in our home market and in fact, the economic indicators, as well as the feedback from our customers, showing that the measures that we took is putting us in a good position for future growth.
Willi-Food has taken the appropriate measures to position the Company for a stronger fiscal 2009 and 2010 and we remain focused on maximizing long-term profitability."

"We are carefully reviewing our merger and acquisition strategy. The U.S.
remains a strategic region of interest for Willi-Food, and for now, we are seeking more customers to distribute our products; customers who wish to grow their volume and diversify their line of premium kosher products. Our line of products includes over 600 products exclusively distributed by Willi-Food and
Shamir Salads. The dynamics of the industry are driving demand for innovative kosher products, and we believe that Willi-Food has the infrastructure and development expertise to deliver. Our strategy is to leverage Willi-Food's global supplier relationships and expertise in product development to capitalize on the growing demand for innovative kosher products for both kosher and health consumers in the U.S. The health benefits of eliminating animal fats in the
`kosherizing' process, in our dairy products, make our products attractive to consumers looking for better tasting low-cholesterol and low-fat alternatives."

Mr. Williger concluded, "We continue to work to expand the footprint and brand recognition of Willi-Food globally while diversifying our product base in order to hedge against any single event impacting our results. We are looking for improved Willi-Food's results in the second half of 2009 as compared to our 2008 second half results and as compared to 2009 first half results."

UPDATE ON SHAMIR SALADS

As previously announced on June 1, 2009, the district court in Tel Aviv issued a temporary injunction against the minority shareholders of Shamir Salads (the
"SELLERS"), with whom the Company had entered into a January 2, 2008 agreement to purchase approximately 51% of the shares of Shamir Salads (the "SHAMIR
AGREEMENT"). Pursuant to the injunction issued by the court, the Sellers are prohibited from taking any action not in accordance with the signatory rights in
Shamir Salads in effect prior to May 18th, performing any disposition of the shares of Shamir Salads held by the Company, taking any action not in accordance with the articles of association of Shamir Salads as in effect prior to May
18th, 2009, and/or interfering with the functions of Shamir Salads' board of directors as composed prior to May 18th, 2009. In addition, pursuant to the injunction, the Sellers are prohibited from interfering with the functions of the co-CEO of Shamir Salads nominated by the Company and/or from preventing the deputy CFO of Shamir Salads' from participating in the discussions to approve the financial statements of Shamir Salads.

On June 17, 2009, the Sellers petitioned the district court in Tel Aviv for temporary relief against the Company and others, a declaratory judgement and other relief in connection with an alleged fundamental breach by the Company of the Shamir Agreement and for the return of the shares in Shamir Salads and the consideration paid therefor. On June 22, 2009, an arbitrator was chosen to address all disputes between the parties. As part of the arbitration proceeding, the Sellers and the Company each submitted a complaint against the other for damages on August 4, 2009. The Company intends to vigorously defend its rights in this matter. Until the arbitration procedures will end, the temporary injunction against the Sellers will remain in effect.

JOINT VENTURE WITH THE BARON FAMILY

It has recently been discovered that a customer that owes Baron approximately
Euro 0.4 million, terminated its operations. Baron has security interests on this debt, including a first priority lien on a portion of the house of the customer, and as a result no reserve has been set aside for this debt in 2009 second quarter. At this time the Company is examining the nature of the security interests, and following such examination, the Company will decide if there is a need to set aside a reserve for this debt in the third quarter of this year. In the event the Company decides that there is a need to set aside a reserve, the
Company will consider making a claim against the Baron family on the damage they caused to the Company in their capacity as managers, due to the fact that they breached their fiduciary duties against the joint vetnure and sold to a customer without approval and against the decision of the board of directors of the joint venture.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 1,500 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operates several subsidiaries: its wholly owned subsidiary,
Gold Frost Ltd., develops and distributes kosher chilled and frozen dairy food products internationally; the joint venture with the Baron Family engages in the global import, export and distribution of kosher products worldwide; and Shamir
Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the
Company's website at http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS ,INCREASE OR DECREASE IN
GLOBAL PURCHASE PRICES OF FOOD PRODUCTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS AND
RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT GUARANTEE FUTURE
RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE MATTERS DISCUSSED
IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE
HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR
ENDED DECEMBER 31, 2008, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND
REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT
ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN
THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2009, U.S. $1.00 equals NIS
3.919. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the six-month and three-month ended June 30, 2009 are presented in accordance with International Financial
Reporting Standards ("IFRS").

COMPANY CONTACT:

G. WILLI FOOD INTERNATIONAL LTD.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                          JUNE 30,    DECEMBER 31,    JUNE 30,    DECEMBER 31,
                                                          -------       -------       -------       -------
                                                          2 0 0 9       2 0 0 8       2 0 0 9       2 0 0 8
                                                          -------       -------       -------       -------
                                                                   NIS                    US DOLLARS (*)
                                                          ---------------------       ---------------------
                                                                          (IN THOUSANDS)
                                                          -------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                               95,250        78,749        24,305        20,094
   Financial assets carried at fair value through
     profit or loss                                        12,150         9,367         3,100         2,390
   Trade receivables                                       82,383        79,599        21,021        20,311
   Other receivables and prepaid expenses                   4,230         3,987         1,079         1,017
   Current tax assets                                         351         2,456            90           627
   Inventories                                             20,513        34,417         5,234         8,782
                                                          -------       -------       -------       -------
      TOTAL CURRENT ASSETS                                214,877       208,575        54,829        53,221
                                                          -------       -------       -------       -------
FIXED ASSETS
    Cost                                                   56,056        55,574        14,304        14,181
    Less: accumulated depreciation and amortization        15,069        13,467         3,845         3,436
                                                          -------       -------       -------       -------
                                                           40,987        42,107        10,459        10,745
                                                          -------       -------       -------       -------
Prepaid expenses                                           12,975        12,539         3,311         3,199
Goodwill                                                    3,829         3,829           977           977
Intangible assets                                           4,961         5,181         1,266         1,322
Deferred taxes                                                454         1,111           116           283
                                                          -------       -------       -------       -------
       TOTAL NON-CURRENT ASSETS                            63,206        64,767        16,129        16,526
                                                          =======       =======       =======       =======
                                                          278,083       273,342        70,958        69,747
                                                          =======       =======       =======       =======
      LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
      Short-term bank credit                               16,498        17,562         4,210         4,481
      Trade payables                                       46,568        53,728        11,883        13,710
      Accruals                                              5,328         6,197         1,360         1,581
      Current tax liabilities                               2,054         1,050           524           268
      Other payables and accrued expenses                   6,607         4,971         1,685         1,268
      Employees Benefits                                    2,384         2,544           608           649
                                                          -------       -------       -------       -------
      TOTAL CURRENT LIABILITIES                            79,439        86,052        20,270        21,957
                                                          -------       -------       -------       -------
NON-CURRENT LIABILITIES
      Long-term bank loans                                    144           267            37            68
      Deferred taxes                                          259           442            66           113
      Warrants to issue shares                                  -             5             -             1
      Employees Benefits                                    1,005           994           256           254
                                                          -------       -------       -------       -------
      TOTAL LONG TERM LIABILITIES                           1,408         1,708           359           436
                                                          -------       -------       -------       -------
SHAREHOLDERS' EQUITY
      Share capital NIS 0.10 par value
       (authorized - 50,000,000 shares, issued
        and outstanding - 10,267,893 shares                 1,113         1,113           284           284
      Premium                                              59,056        59,056        15,069        15,069
      Capital fund                                            247           247            63            63
      Foreign currency translation reserve                    324           369            83            94
      Retained earnings                                   122,942       111,447        31,371        28,438
      Noncontrolling interest                              13,554        13,350         3,459         3,406
                                                          -------       -------       -------       -------
                                                          197,236       185,582        50,329        47,354
                                                          =======       =======       =======       =======
                                                          278,083       273,342        70,958        69,747
                                                          =======       =======       =======       =======

(*)Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                           SIX MONTHS                      THREE MONTHS                   SIX MONTHS
                                   --------------------------      --------------------------      --------------------------
                                                          ENDED JUNE 30,                                  ENDED JUNE 30,
                                   ----------------------------------------------------------      --------------------------
                                     2 0 0 9        2 0 0 8          2 0 0 9        2 0 0 8         2 0 0 9          2 0 0 8
                                   ----------      ----------      ----------      ----------      ----------      ----------
                                                               NIS                                        US DOLLARS (*)
                                   ----------------------------------------------------------      --------------------------
                                                     I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                   ------------------------------------------------------------------------------------------

 Sales                                179,328         185,481          83,758          79,036          45,758          47,328
 Cost of sales                        139,674         138,659          65,893          62,271          35,640          35,381
                                   ----------      ----------      ----------      ----------      ----------      ----------

 GROSS PROFIT                          39,654          46,822          17,865          16,765          10,118          11,947
                                   ----------      ----------      ----------      ----------      ----------      ----------

Selling expenses                       15,427          17,538           7,462           8,436           3,936           4,475
General and
administrative expenses                10,887          13,901           5,463           7,752           2,778           3,547
Other (Income)
  Expense                              (1,333)          1,981          (1,238)          1,981            (340)            505
                                   ----------      ----------      ----------      ----------      ----------      ----------

 Total operating expenses              24,981          33,420          11,687          18,169           6,374           8,527
                                   ----------      ----------      ----------      ----------      ----------      ----------

 OPERATING INCOME
  (EXPENSE)                            14,673          13,402           6,178          (1,404)          3,744           3,420

 Financial income                         935          (1,514)            263            (771)            239            (386)
 Financial expense                        646             (75)            (69)         (1,042)            165             (19)
                                   ----------      ----------      ----------      ----------      ----------      ----------
Income (expense) before
taxes on income                        14,962          11,963           6,510          (1,133)          3,818           3,053
Taxes on income                         2,883           3,750           1,189             312             736             957
                                   ----------      ----------      ----------      ----------      ----------      ----------

INCOME (LOSS) AFTER
  TAXES ON INCOME                      12,079           8,213           5,321          (1,445)          3,082           2,096
                                   ==========      ==========      ==========      ==========      ==========      ==========

RELATED TO:
Company Shareholders'                  11,495           6,609           5,319          (1,986)          2,933           1,687
Minority interest                         584           1,604               2             541             149             409
                                   ----------      ----------      ----------      ----------      ----------      ----------

NET INCOME (LOSS)                      12,079           8,213           5,321          (1,445)          3,082           2,096
                                   ==========      ==========      ==========      ==========      ==========      ==========
Earnings per share data:

Earnings per share:

  Basic                                  1.12            0.64            0.52           (0.19)           0.29            0.16
                                   ==========      ==========      ==========      ==========      ==========      ==========

  Diluted                                1.12            0.64            0.52           (0.19)           0.29            0.16
                                   ==========      ==========      ==========      ==========      ==========      ==========
Shares used in computing basic
 and diluted earnings per
 ordinary share:                   10,267,893      10,267,893      10,267,893      10,267,893      10,267,893      10,267,893
                                   ==========      ==========      ==========      ==========      ==========      ==========

(*) Convenience translation into U.S. dollars